SUPPORT.COM

June 11, 2014

Via Edgar

Craig Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	Support.com, Inc. (File No. 000-30901)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014

Dear Mr. Wilson:

I am writing in response to your letter dated May 28, 2014 in the above-captioned matter addressed to Roop Lakkaraju, Executive Vice President, Chief Financial Officer and Chief Operating Officer.

Support.com, Inc. (the “Company”) respectfully acknowledges the comments contained in the two numbered paragraphs of your correspondence, and responds as follows using the headings and paragraph numbers from your letter.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 24

1. In future filings, please consider expanding your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with the termination of the Xfinity Signature Support program with Comcast and the implementation of the networking support bundle program with Comcast.

Response:  We respectfully acknowledge the Commission’s comment.  Yes, we will consider expanding our overview section along the lines described in the comment above, and had already undertaken to start such consideration prior to receipt of the Commission’s letter.

Notes to Consolidated Financial Statements
Note 6. Commitments and Contingencies, page 53

2. We note your disclosure that on May 30, 2013, you received final court approval relating to the terms of a settlement of a class-action lawsuit filed against you on February 7, 2012. You disclose that under the terms of the settlement, you had offered a one-time cash payment, covered by your insurance provider, to qualified class-action members, along with a limited free subscription to one of your software products. We also note your disclosure in your Form 10-Q for the quarterly period ended June 30, 2012, that after you had entered into this settlement on June 18, 2012 and subject to court approval at the time, you had recorded a charge of $57,000 associated with the limited free software subscription in accordance with ASC 450. Please describe for us how you accounted for the one-time cash payment portion of the settlement at the time and the related insurance coverage. In this regard, please include in your response:

- The amount of the cash settlement.

- The income statement and balance sheet effects of your accounting treatment given to the settlement liability and insurance recovery in response to the June 18, 2012 settlement. Provide this for the quarterly and annual periods then ended through the date of final settlement. Tell us the related accounting guidance you used as a basis for your treatment.

- Whether all amounts related to the lawsuit were settled as of December 31, 2013, and, if not, the related remaining amounts and financial statement impact as of December 31, 2013.

Response:  We respectfully acknowledge the Commission’s comment.

The total amount of one-time cash settlement payments made to qualifying class members who submitted claims totaled $36,900.00.  This amount was fully paid to qualifying class members by a third-party claims administrator who received the funds from the Company’s insurer.

               For purposes of determining the accounting treatment given to the settlement liability and insurance recovery in this regard, we referred to ASC 450, Contingencies.  The accounting for insurance claims varies based on a variety of factors, including the nature of the claim, the amount of proceeds (or anticipated proceeds), and the timing of the loss and corresponding recovery.  In this case, at the time of the June 18, 2012 settlement, the Company considered that the amount of one-time cash settlement payments was to be fully covered by the Company’s insurer with direct payments from the insurer through a third-party claims administrator to the qualifying class members at the time the payments came due. The loss contingency as a result of the one-time cash settlement payments as a component of the settlement would therefore be fully offset by a gain contingency under ASC 450 due to the insurance recovery being probable, simultaneous, and coextensive with the one-time cash settlement payments obligation. Therefore there was no effect on the income statement at any time, and the Company did not record a separate receivable and liability, because under the settlement agreement and under the Company’s insurance coverage, the Company’s insurer accepted responsibility for making the cash payments to the qualifying class members through the third-party claims administrator.  Further, the amount of the payments was expected to be, and in fact was, immaterial.

All amounts related to the lawsuit were settled prior to December 31, 2013.  No further amounts were due from or on behalf of the Company after that date.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory J. Wrenn
Senior Vice President, General Counsel & Secretary, Support.com, Inc.

cc:           Steve Gillette, Jones Day

900 Chesapeake Drive, 2nd Floor • Redwood City, California 94063
Toll Free: 877-4WEBSPT (877-493-2778) • Local: 650-556-9440 • Fax: 650-556-1195